UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On February 6, 2024, MorphoSys AG (the “Company”) published a notification of major holdings from Morgan Stanley.

Exhibits

99.1    Notification of Major Holdings from Morgan Stanley

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: February 6, 2024

By:    /s/ i.A. Kristina Groetsch
Name: Kristina Groetsch
Title: Specialist Investor Relations

By:    /s/ i.A. Robert Mayer
Name: Robert Mayer
Title: Director Investor Relations